                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. ______)/1/

                              Veridian Corporation
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                                (Name of Issuer)

                         Common Stock, par value $0.0001
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                         (Title of Class of Securities)

                                   92342R 20 3
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                                 (CUSIP Number)

                  Joan Lautenschleger, Chief Financial Officer
                         Monitor Clipper Partners, Inc.
                                 Two Canal Park
                            Cambridge, Massachusetts
                                 (617) 252-2044
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 4, 2002
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


______________
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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----------------------                                -----------------------
CUSIP No.  92342R 20 3                                Page 2 of 7 Pages
----------------------                                -----------------------
                                       13D

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1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        Monitor Clipper Equity Partners, L.P.
        EIN No.:  04-3398865
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)[_]
                                                               (b)[_]

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3.      SEC USE ONLY
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4.      SOURCE OF FUNDS

                 WC
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS     [_]
        IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
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                            7.     SOLE VOTING POWER
NUMBER OF                            7,284,523 shares
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                             0
EACH                        ----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                               6,108,214 shares
WITH                        ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                     0
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,284,523 shares
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.5%
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14.     TYPE OF REPORTING PERSON
        PN
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  ----------------------                                    -------------------
  CUSIP No.  92342R 20 3                                     Page 3 of 7 Pages
  ----------------------                                    -------------------
                                       13D

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  1.  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Monitor Clipper Equity Partners (Foreign), L.P.
      EIN No.:  04-3398931
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  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)[_]
                                                                     (b)[_]

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  3.  SEC USE ONLY
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  4.  SOURCE OF FUNDS

               WC
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  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [_]
      IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
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  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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                       7.     SOLE VOTING POWER
  NUMBER OF                     0
  SHARES             ------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER
  OWNED BY                      0
  EACH               ------------------------------------------------------
  REPORTING            9.     SOLE DISPOSITIVE POWER
  PERSON                        1,154,586 shares
  WITH               ------------------------------------------------------
                       10.    SHARED DISPOSITIVE POWER
                                0
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  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,154,586 shares
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  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
      --------------------------------------------------------------------------

      --------------------------------------------------------------------------

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  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.7%
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  14. TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

Item 1.   Security Issuer.

          The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, $0.0001 par value, (the "Common Stock"), of Veridian Corporation (the "Issuer").

          The principal executive offices of the Issuer are located at 1200 South Hayes Street, Suite 1100, Arlington, Virginia 22202.

Item 2.   Identity and Background.

(a)       Name

          This Statement is being filed on behalf of Monitor Clipper Equity Partners, L.P. ("MCEP"), a Delaware limited partnership, and Monitor Clipper Equity Partners (Foreign), L.P. ("MCEP(F)"), a Delaware limited partnership.

          Monitor Clipper Partners, L.P. ("MCP"), a Delaware limited partnership, is the sole general partner of each of MCEP and MCEP(F). MCP GP, Inc. ("MCP GP"), a Delaware corporation, is the sole general partner of MCP. MCEP and MCEP(F) have entered into a Joint Filing Agreement, dated June 18, 2002, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which MCEP and MCEP(F) have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)       Principal Address

          The principal address of each of MCEP, MCEP(F), MCP and MCP GP is Two Canal Park, Cambridge, Massachusetts 02141.

(c)       Principal Business

          The principal business of each of MCEP and MCEP(F) is that of an investment limited partnership. The principal business of MCP is that of general partner of MCEP and MCEP(F). The principal business of MCP GP is that of general partner of MCP.

(d and e) No Convictions or Proceedings.

          During the last five years, none of the MCEP, MCEP(F), MCP or MCP GP, nor any of their executive officers, directors, general partners or members, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship

          Each of MCEP, MCEP(F), MCP and MCP GP is organized under the laws of the State of Delaware. Each of the executive officers of MCEP, MCEP(F), MCP and MCP GP is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Funds used as consideration to purchase the securities of the Issuer were operating funds of MCEP and MCEP(F), respectively, provided by their partners and held for investment purposes.

                               (Page 4 of 7 Pages)

Item 4.  Purpose of Transaction.

         The shares of Common Stock covered by this filing are being held for investment purposes. Each of MCEP and MCEP(F) will continue to monitor and evaluate its investment in the Issuer in light of pertinent factors, including without limitation the following: (a) the Issuer's business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to MCEP and MCEP(F). In light of the foregoing factors, and the plans and requirements of MCEP and MCEP(F) from time to time, such funds may decide to (i) dispose of some or all of the shares of Common Stock that they beneficially own and/or the shares of Common Stock into which such shares of Class A Common Stock are convertible or (ii) acquire additional shares of Class A Common Stock, Common Stock or other securities of the Issuer.

         MCEP and MCEP(F) acquired shares of the Issuer's Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"),in 1999. Shares of Class A Common Stock were convertible into shares of Common Stock at a varying rate of conversion. Each of MCEP, MCEP(F) and the Issuer entered into a written consent dated June 3, 2002 (the "Consent") in which the parties agreed that the 4,474,266 shares and 845,734 shares of Class A Common Stock of the Issuer held by MCEP and MCEP(F), respectively, would automatically convert into Common Stock at a conversion rate of 1.365188 shares of Common Stock per share of Class A Common Stock upon the closing of the initial public offering of the Issuer on June 7, 2002. The Consent further provided that each of MCEP and MCEP(F) waived any preemptive rights to acquire Common Stock of the Issuer.

         Except as described above, MCEP and MCEP(F) do not have any plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Issuer; (iv) any other material change in the Issuer's business or corporate structure; (v) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (viii) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) MCEP owns 6,108,214 shares of Common Stock, and has voting and other powers over an additional 1,154,586 shares held by MCEP(F) and an additional 21,693 shares held by Monitor Consulting, L.P. and Monitor Company Group, L.P. (successor to Monitor Company, Inc.) (collectively, "Monitor Consulting"), or, in the aggregate, approximately 23.5% of the outstanding shares of Common Stock. MCEP(F) owns 1,154,586 shares, or approximately 3.7% of the outstanding shares of Common Stock. These numbers are based on 30,957,838 shares of Common Stock outstanding as of June 7, 2002 as reported by the Issuer based on its prospectus filed on June 5, 2002 pursuant to Rule 424(b)(4).

         (b) Each of MCEP and MCEP(F) has the power to dispose of the Common Stock held by it. MCEP and MCEP(F), act by and through their general partner, MCP. MCP acts by and through its general partner, MCP GP. Accordingly, MCP GP, as the sole general partner of MCP, and MCP, as the sole general partner of MCEP and MCEP(F) may be deemed to share voting power with respect to the 7,284,523 shares currently controlled by MCEP, representing 23.5% of outstanding shares, and dispositive power over the 6,108,214 shares currently held by MCEP and the 1,154,586 shares currently held by MCEP(F), representing 23.5% of outstanding shares in the aggregate. The filing of this statement by MCEP and MCEP(F) shall not be construed as an admission that MCP GP and MCP are, for purposes of
Section 13(d) of the Exchange Act, the beneficial owners of such shares held by MCEP and MCEP(F).

         (c) In the past 60 days, the Issuer has made an initial public offering of its Common Stock. In connection with the initial public offering of the Issuer, the 4,474,266 shares and 845,734 shares of Class A Common Stock of the Issuer held by MCEP and MCEP(F), respectively, automatically converted into Common Stock at a conversion rate of 1.365188 shares of Common Stock per share of Class A Common Stock.

                               (Page 5 of 7 Pages)

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         MCEP and MCEP(F) are party to the following contracts, agreements and understanding with respect to securities of the Issuer:

         1. Consent dated June 3, 2002.

         2. Class A Common Stock Purchase Agreement dated as of September 7,
1999.

         3. Assignment Agreement dated September 7, 1999.

         4. Master Equityholders Agreement effective as of September 9, 2000.

Item 7.  Material to be Filed as Exhibits.

         A. Joint Filing Agreement dated June 18, 2002.

         B. Consent dated June 3, 2002.

         C. Class A Common Stock Purchase Agreement dated as of September 7,
1999.

         D. Assignment Agreement dated September 7, 1999.

         E. Master Equityholders Agreement ("Master Equityholders Agreement") effective as of September 9, 2000. The Master Equityholders Agreement has been filed with the Securities and Exchange Commission in connection with a Form S-1 Amendment No. 2 filed by Veridian Corporation pursuant to the Securities Act of 1933, on May 16, 2002 (the "Veridian S-1 Amendment No. 2"). The Master Equityholders Agreement was included as Exhibit 10.12 to the Veridian S-1 Amendment No. 2, and is hereby incorporated by reference as Exhibit E hereto.

                              (Page 6 of 7 Pages)

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                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 18, 2002            MONITOR CLIPPER EQUITY PARTNERS, L.P.
                                 MONITOR CLIPPER EQUITY PARTNERS (FOREIGN), L.P.
                                 By: Monitor Clipper Partners, L.P.,
                                 their general partner
                                 By:  MCP GP, Inc., its general partner


                                 By: /s/  Joan Lautenschleger
                                     ------------------------
                                     Name:  Joan Lautenschleger
                                     Title: Chief Financial Officer

                              (Page 7 of 7 Pages)